Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

June 29, 2006

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.
Supplement to Registration Statement on Form S-1
File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated June 27, 2006 to the Partnership’s prospectus dated March 31, 2006.

Please contact me if you have any questions.

Best regards,

Scott R. Baldwin Executive Vice President/Director Price Asset Management, Inc. General Partner for Price Fund I, L.P. 312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING THE SELLING

GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM ,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

June 27, 2006

Dear Investor,

The net asset value of a unit as of May 31, 2006 was $990.16, down 0.75% from $997.59 per unit as of April 30, 2006. Since January 1, 2006 the fund is up 1.97%.

The global case of commodity fever broke this month, along with bets on world economic growth, giving way to lower prices for commodities and equity markets. Following suit, the partnership sustained a modest setback resulting from reversals in many previously profitable market sectors.

•	Interest Rates: Short positions in U.S. rate markets continued on a winning path. The Federal Reserve raised rates for the 16th consecutive time and emphasized that future moves would be data dependent; the 10-year yield reached a four-year high of 5.20%. Prices remained weak after April U.S. inflation data and on fears that a weakening dollar and rising overseas rates would keep the pressure the Fed to raise rates again without taking an anticipated June break.

•	Metals: Copper advanced again on strong fundamentals and overheated speculative buying. The red metal set new lifetime highs of over $4 per pound before giving way to worries about global inflation and U.S rate hikes. The cost of producing a U.S. penny now outweighs its value. Gold also set higher-highs, advancing to over $725 per ounce before falling victim to liquidation sparked by a global commodity sell-off. The fund benefited from month end pricing in both metals despite gold dropping almost 12% or $91 and copper falling 36 cents or almost 17% from their highs.

•	Stock Indices: The inflation bogeyman completely spooked investors, trouncing fund positions in global stock indices. Behind the markets decline was speculative selling tied to a global commodity meltdown. Share prices of commodity and energy companies were hardest hit, strongly affecting U.S., Asian and European indices. The prospect of higher global interest rates and the uncertainty of U.S. Fed policy continued to weigh on the market for the remainder of the month.

•	Meats and Softs: Livestock and milk prices provided negative returns in May. Carry-over positions in cattle finished in the red. Cattle ended the month almost 8% higher, while milk prices followed in sympathy. Positions in orange juice and cotton contracts offset some of the losses. Cotton prices continued under pressure due to large stock reserves while OJ was supported by hot and dry Florida weather, especially harsh for non-irrigated growers.

•	Currencies: Short dollar positions were rewarded early in the month after the disappointing U.S. employment data. Structural dollar bears hammered the greenback, anticipating that further Fed rates hikes would be on hold. The biggest winners came from positions in British pound, Canadian dollar and Euro currencies. The Canadian ended the month substantially stronger, coming close to recording a new 28-year high.

•	Energies: Nothing changed on the volatility front in the energies market. Crude and heating oil markets experienced wild swings including 10% monthly price ranges. Trade vacillated between concerns of the “Iranian Risk Premium” and the rising supply of petroleum-product stocks, inducing technical buying and selling. Long positions in ethanol were a huge bonus, producing healthy gains. Prices finished 30% higher on the month.

•	Grains: Kansas City wheat positions, the class of wheat that is used to make bread, also continued to impress. Prices soared, ending the month over 50 cents per bushel higher. Prices rose on tightening supplies and speculation that a return of hot, dry weather from Kansas to Montana will further increase crop damage.

As always, if you have any questions regarding your statement or need additional information, please do not hesitate to contact your sales representative.

Very truly yours,

/s/ Walter Thomas Price, III
Walter Thomas Price, III Price Asset Management, Inc. General Partner of the Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A             Chicago, IL 60604             312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending May 31, 2006

Summary Statement

STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	$99,832.35
Change in Unrealized Gain/(Loss)	(106,759.33)
Gain/(Loss) on Other Investments	(62.33)
Brokerage Commission	(1,205.22)

Total Trading Income	($8,194.53)

Expenses
Audit Fees	$1,666.67
Administrative and Legal Fees	6,333.33
Management Fees	2,949.60
Incentive Fees	(4,272.27)
Other Expenses	2,385.00
Trailing Commissions	1,710.58

Total Expenses	$10,772.91
Interest Income	$6,357.93

Net Income(Loss) for the Period	($12,609.51)

STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

	Total Fund	YOUR INVESTMENT
		Units	Value
Beginning of Month	$1,691,158.50	1,695.4027	$1,691,158.50
Addition	0.00
Withdrawal	(51,227.10)	(51.7363)	($51,227.10)
Net Income/(Loss)	(12,609.51)		(12,609.51)

Month End	$1,627,321.89	1,643.6664	$1,627,321.89
Month End NAV Per Unit	$990.16
Monthly Rate of Return	-0.75%
Year to Date Rate of Return	1.97%

To the best of our knowledge, this statement is accurate and complete:

By	/s/ Walter Thomas Price, III
Walter Thomas Price, III General Partner of Price Fund I, L.P.